UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

ATEA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

04683R106

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04683R106	13D	Page 2 of 9

1	Names of Reporting Persons Bain Capital Life Sciences Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 4,783,102 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 4,783,102 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,783,102 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person PN

CUSIP No. 04683R106	13D	Page 3 of 9

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 582,557 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 582,557 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 582,557 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person PN

CUSIP No. 04683R106	13D	Page 4 of 9

1	Names of Reporting Persons BCLS II Investco, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 250,000 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 250,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person PN

CUSIP No. 04683R106	13D	Page 5 of 9

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Atea Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 125 Summer Street, Boston, MA 02110.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Bain Capital Life Sciences Fund II, L.P., a Cayman exempted limited partnership (“BCLS II”), BCIP Life Sciences Associates, LP, a Delaware limited partnership (“BCIPLS”), and BCLS II Investco, LP, a Delaware limited partnership (“BCLS II Investco” and, together with BCLS II and BCIPLS, the “Reporting Persons”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the manager of Bain Capital Life Sciences Investors II, LLC, a Cayman limited liability company (“BCLSI II”), which is the general partner of BCLS II.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS II Investco (GP), LLC, a Delaware limited liability company (“BCLS II Investco GP”), whose managing member is BCLS II, is the general partner of BCLS II Investco.

As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 12, 2020, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address of each of the Reporting Persons, BCLSI, BCLSI II, Boylston, BCLS II Investco GP, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) Each of the Reporting Persons, BCLSI, BCLSI II, Boylston and BCLS II Investco GP are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCLSI.

(d) During the last five years, none of the Reporting Persons, BCLSI, BCLSI II, Boylston, BCLS II Investco GP, Mr. Schwartz or Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, BCLSI, BCLSI II, Boylston, BCLS II Investco GP, Mr. Schwartz or Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BCLS II and BCLSI II are organized under the laws of the Cayman Islands. BCIPLS, BCLS II Investco, BCLSI, Boylston and BCLS II Investco GP are organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

CUSIP No. 04683R106	13D	Page 6 of 9

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering, BCLS II and BCIPLS held 3,015,872 and 367,318 shares of the Issuer’s Series D preferred stock, respectively, and 1,767,230 and 215,239 shares of the Issuer’s Series D-1 preferred stock, respectively. Upon the closing of the Issuer’s initial public offering, all shares of the Issuer’s Series D preferred stock and Series D-1 preferred stock automatically converted into Common Stock on a 1-for-1 basis. As a result, following the conversion, BCLS II and BCIPLS held 4,783,102 and 582,557 shares of Common Stock, respectively.

On November 3, 2020, BCLS II Investco purchased 250,000 shares of Common Stock from the underwriters in the Issuer’s initial public offering at a price of $24.00 per share for a total purchase price of $6,000,000.

The Reporting Persons used their own working capital to acquire all of the foregoing equity securities of the Issuer.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Andrew Hack, M.D., Ph.D., a Managing Director of BCLSI, is a member of the Issuer’s board of directors (the “Board”).

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the Board on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) As of the date hereof, BCLS II holds 4,783,102 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock, BCIPLS holds 582,557 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock, and BCLS II Investco holds 250,000 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 5,615,659 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 82,616,937 shares of Common Stock outstanding, as reported by the Issuer in its prospectus relating to its initial public offering (after giving effect to the full exercise of the underwriters’ option to purchase additional shares), filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on October 30, 2020.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

CUSIP No. 04683R106	13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Amended and Restated Stockholders Agreement

BCLS II and BCIPLS are party to the Fourth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), dated May 19, 2020, with the Issuer and certain other stockholders of the Issuer. The Stockholders Agreement provides BCLS II and BCIPLS with the following rights with respect to the registration of their shares of Common Stock:

Form S-1 Registration Rights

If at any time beginning 180 days after the closing date of the Issuer’s initial public offering the holders of a majority of registrable securities under the Stockholders Agreement request in writing that the Issuer effect a registration with respect to all or part of such registrable securities then outstanding and having an anticipated gross aggregate offering price that would exceed $15,000,000, the Issuer may be required to register such shares; provided, however, that the Issuer will not be required to effect such a registration if, within any twelve month period, the Issuer has already effected two registrations on Form S-1 for the holders of registrable securities. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time after the closing date of the Issuer’s initial public offering the Issuer proposes to register any shares of Common Stock under the Securities Act, subject to certain exceptions, the holders of registrable securities under the Stockholders Agreement will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If the Issuer’s proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Form S-3 Registration Rights

If, at any time after the Issuer becomes entitled under the Securities Act to register shares of Common Stock on a registration statement on Form S-3, the holders of at least 30% of the then outstanding registrable securities under the Stockholders Agreement request in writing that the Issuer effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $5,000,000, the Issuer will be required to effect such registration; provided, however, that the Issuer will not be required to effect such a registration if, within any twelve month period, the Issuer has already effected two registrations on Form S-3 for the holders of registrable securities.

Expenses and Indemnification

Pursuant to the Stockholders Agreement, the Issuer will be responsible, subject to certain exceptions, for the expenses of any registration of securities pursuant to the Stockholders Agreement, other than underwriting discounts and selling concessions. Additionally, the Stockholders Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in a registration statement attributable to the Issuer, and such holders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

CUSIP No. 04683R106	13D	Page 8 of 9

Termination of Registration Rights

The registration rights terminate upon the earliest to occur of three years after the effective date of the registration statement relating to the Issuer’s initial public offering, the closing of a deemed liquidation event, or such time as an exemption under the Securities Act is available for the sale of all of the registrable securities.

Lock-up	Agreement

In connection with the Issuer’s initial public offering, the BCLS II, BCIPLS and Dr. Hack each entered into a lock-up agreement (a “Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the Lock-up Agreement, BCLS II, BCIPLS and Dr. Hack agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 180 days after the date of the prospectus relating to the Issuer’s initial public offering without the prior consent of the representatives, subject to certain exceptions.

The foregoing summaries of the Stockholders Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Stockholders Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Stockholders Agreement (incorporated by reference from Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-249404))

Exhibit C	Lock-up Agreement

CUSIP No. 04683R106	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: November 12, 2020	Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC its general partner

	By:	Bain Capital Life Sciences Investors, LLC its manager

	By:	/s/ Andrew Hack, M.D., Ph.D.
Name: Andrew Hack, M.D., Ph.D.
Title: Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC its general partner

	By:	/s/ Andrew Hack, M.D., Ph.D.
Name: Andrew Hack, M.D., Ph.D.
Title: Authorized Signatory

BCLS II Investco, LP

	By:	BCLS II Investco (GP), LLC its general partner

	By:	Bain Capital Life Sciences Fund II, L.P. its managing member

	By:	Bain Capital Life Sciences Investors II, LLC its general partner

	By:	Bain Capital Life Sciences Investors, LLC its manager

	By:	/s/ Andrew Hack, M.D., Ph.D.
Name: Andrew Hack, M.D., Ph.D.
Title: Managing Director